Exhibit 99.1

PRESS RELEASE

Brazil: start of production

from the first development phase

of the giant Mero field

Paris, May 2, 2022 – TotalEnergies announces the start of production from the first development phase of the giant Mero field in the Libra block, more than 150 kilometers off the coast of Rio de Janeiro, in the prolific pre-salt area of the Santos Basin.

Launched in late 2017, this first phase (Mero-1) includes a floating production, storage and offloading unit (FPSO) with a production capacity of 180,000 barrels of oil per day.

This first phase will be followed by three additional development phases, with the Mero-2, Mero-3 and Mero-4 FPSOs, each with a production capacity of 180,000 barrels per day and production start-ups scheduled between 2023 and 2025.

“The production start-up of the first permanent FPSO in Libra block is a new milestone for TotalEnergies in Brazil. This start-up, along with the entry into Atapu and Sépia fields, officially signed on April 27, will increase TotalEnergies production in the pre-salt Santos Basin, a key growth area for the Company, by 30,000 barrels per day in the second quarter and by 60,000 barrels per day in the fourth quarter of 2022 to reach 120,000 barrels per day by end of 2022. said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “This development will continue with the addition of three FPSOs in the coming years, all already under construction, which will deliver production of more than 650,000 barrels of oil equivalent per day in 2026. With large resources and a well productivity amongst the best in the world, this development illustrates TotalEnergies’ strategy of focusing on low cost, low emissions assets.”

The Mero field has been in pre-production since 2017 with the 50,000 barrels of oil per day Pioneiro de Libra FPSO.

The Mero unitized field is operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC Limited (9,65%) and Pré-Sal Petróleo SA -PPSA (3.5%), representing the Government in the non-contracted area.

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About TotalEnergies in Brazil

TotalEnergies has been present in Brazil for over 40 years, and it today employs more than 3,000 people in all its business segments, covering activities in exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

TotalEnergies Exploration and Production’s portfolio currently includes 8 assets, of which 3 are operated. In 2021, the Company’s production in the country averaged 49,000 barrels of oil equivalent per day. In October 2019, a consortium led by TotalEnergies was awarded Block C-M-541, located in the Campos Basin, in the 16th Bidding Round held by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and the first exploration drilling on the Marolo prospect is in progress. In December 2021, TotalEnergies, as part of the Transfer of Right Surplus bid round, was awarded two new non-operated Production Sharing Contracts on the Atapu Surplus (22.5%) and Sépia Surplus (28%) units, which were signed on April 27, 2022.In April 2022, TotalEnergies has been awarded 2 deep offshore exploration blocks in the 3rd Permanent Offer Cycle held by Brazil's National Agency of Petroleum, Natural Gas, and Biofuels (ANP).

In 2017, TotalEnergies and Petrobras formed a Strategic Alliance encompassing exploration and production and gas, renewables and power activities. Through the Alliance, the two companies are implementing R&D projects on topics such as artificial intelligence leading to efficiency gains, with direct applications in Brazil. TotalEnergies entered the fuel distribution market in Brazil with the acquisition in December 2018 of Grupo Zema’s distribution activities. TotalEnergies thus owns a network of nearly 240 service stations, as well as several storage facilities for petroleum products and ethanol. TotalEnergies, through its subsidiary Total Eren, pursues its growth in renewables in Brazil with already a capacity of 300 MW.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).